			Exhibit 12

	TAUBMAN CENTERS, INC.

	Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
	(in thousands, except ratios)

		Three Months Ended March 31
		2015	2014

	Income before income tax expense, equity in income of Unconsolidated Joint Ventures, and gain on dispositions, net of tax (1)	$34,763	$38,374

	Add back:
	Fixed charges	23,263	32,938
	Amortization of previously capitalized interest	515	1,064
	Distributed income of Unconsolidated Joint Ventures	15,627	12,068

	Deduct:
	Capitalized interest	(8,672)	(5,392)

	Earnings available for fixed charges and preferred dividends	$65,496	$79,052

	Fixed charges:
	Interest expense	$13,525	$26,130
	Capitalized interest	8,672	5,392
	Interest portion of rent expense	1,066	1,416

	Total fixed charges	$23,263	$32,938

	Preferred dividends	5,784	5,784

	Total fixed charges and preferred dividends	$29,047	$38,722

	Ratio of earnings to fixed charges and preferred dividends	2.3	2.0

(1)
In 2014, the gain on dispositions, net of tax, of $476.4 million, which includes the gain on dispositions of interests in International Plaza, Arizona Mills, and land in Syosset, New York related to the former Oyster Bay project, has been excluded from earnings for purposes of calculating the ratio of earnings to fixed charges and preferred dividends.